UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________________

FORM 11-K

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 001-32240

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH 401(k) RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH, INC.
3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

NEENAH 401(k) RETIREMENT PLAN

Financial Statements as of December 31, 2021 and 2020, and
for the Year Ended December 31, 2021

		Page

Report of Independent Registered Public Accounting Firm		3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020		4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021		5

Notes to Financial Statements as of December 31, 2021 and 2020, and for the Year Ended December 31, 2021		6

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021		11

Signature		12

Exhibit

Note:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and
Participants of Neenah 401(k) Retirement Plan
Alpharetta, Georgia

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Neenah 401(k) Retirement Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC
Atlanta, Georgia
June 17, 2022

We have served as the Plan’s auditor since 2016.

NEENAH 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020

	As of December 31,
	2021	2020
ASSETS:
Investments - at fair value	$351,551,170	$324,459,583
Receivables:
Notes receivable from participants	1,767,676	1,923,116
Employer contributions, net of forfeitures	34,194	116,609
Total receivables	1,801,870	2,039,725
NET ASSETS AVAILABLE FOR BENEFITS	$353,353,040	$326,499,308

See Notes to Financial Statements

NEENAH 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021

ADDITIONS:
INVESTMENT INCOME:
Dividend and interest income	$9,726,683
Net appreciation in fair value of investments	33,252,014
Total investment income	42,978,697
CONTRIBUTIONS:
Participants	11,165,691
Employer	6,662,546
Rollovers	1,208,353
Total contributions	19,036,590
INTEREST INCOME FROM NOTES RECEIVABLE FROM PARTICIPANTS	71,963
Total additions	62,087,250

DEDUCTIONS:
BENEFITS PAID TO PARTICIPANTS	(35,098,822)
ADMINISTRATIVE EXPENSES	(134,696)
Total deductions	(35,233,518)
INCREASE IN NET ASSETS	26,853,732
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	326,499,308
End of year	$353,353,040

See Notes to Financial Statements

NEENAH 401(k) RETIREMENT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Neenah 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan established on December 1, 2004, by Neenah, Inc. (the “Company”).  The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan and of the Neenah Paper Defined Contribution Trust, through which the Plan is funded.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility - An employee of the Company or a participating employer, as defined by the Plan, is eligible to participate in the Plan upon his/her date of hire.

Contributions - Each year, participants may contribute up to 75% of their annual pre-tax compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants are also allowed to contribute after-tax contributions not to exceed 75% of annual compensation.  Participants aged 50 years or older during the year can make catch-up contributions also subject to IRC limits.  The Company makes matching contributions based upon specific eligibility rules by employee or collectively bargained agreements.

If an election is not made by an employee, the employee is automatically enrolled to contribute 6% of eligible compensation into the Plan as they become eligible to participate, with annual 1% increases of eligible compensation until the employee’s contribution deferral percentage reaches 10%.  Participants may decline to participate in the Plan or change their deferral percentage in 1% increments at any time.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s matching contributions, other Plan defined ("RCP") contributions and Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions, Company matching and RCP contributions into various investment options offered by the Plan.

The Neenah, Inc. Stock Fund and the Self-Directed Brokerage Accounts are two of the investment options available to participants.  Participants may not invest more than 20% and 50% of their account balances in the Neenah, Inc. Stock Fund and Self-Directed Brokerage Accounts, respectively, at any time.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution and RCP contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested in the Company’s contributions after three years of credited service.  Participants are also 100% vested in the Company’s matching contributions upon termination of employment with the Company if the participant is age 55 or greater, is permanently and totally disabled, or has died.

Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance (excluding RCP contributions), whichever is less.  The notes are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrative committee.  Principal and interest on such notes are paid through salary withholdings over periods generally ranging from one to four years.  However, the repayment period for notes made for the purchase of a principal residence may range from one to ten years.  These periods may be extended for leaves of absence due to military duty.

Payment of Benefits - Upon termination of service or attainment of age 59 1/2, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  A participant may make the following regular withdrawals at any time, as defined by the Plan:

(a)         After-tax contributions, provided such amounts have been in the Plan for at least 24 months

(b)         Company-matching contributions, provided such amounts are vested and have been in the Plan for at least 24 months

(c)          Any participant contributions included within his/her rollover account

(d)         Pre-tax contributions for financial hardship purposes

Forfeited Accounts - At December 31, 2021 and 2020, forfeited non-vested accounts totaled $59,396 and $21,376, respectively.  These accounts will be used to either reduce future employer contributions or pay administrative expenses.  For the year ended December 31, 2021, $319,200 in forfeiture balances were used to reduce employer contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities, including mutual funds, a common/collective trust fund, employer securities, and a self-directed brokerage account.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements - There were no new accounting pronouncements that impacted the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are presented at fair value. The Plan holds mutual funds, common/collective trust fund, employer securities, and common stock (through the self-directed brokerage account). Shares of mutual funds, common stock, and employer securities are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year-end.  The common/collective trust fund is valued based on the fair value of the underlying investments held by the fund less its liabilities.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses - Generally, administrative expenses of the Plan are paid by the Company, except for various costs associated with processing notes receivable from participants, account management fees, or expenses associated with investments within the self-directed brokerage account, which are paid by the Plan, as provided in the Plan document.  Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment returns for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Subsequent Events — The Plan has evaluated subsequent events through June 17, 2022 , which is the date these financial statements were issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement, established a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2        Inputs to the valuation methodology include:

·                  Quoted prices for similar assets or liabilities in active markets;

·                  Quoted prices for identical or similar assets or liabilities in inactive markets;

·                  Inputs other than quoted prices that are observable for the asset or liability;

·                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2021 and 2020.

·                  Shares of mutual funds are valued at the NAV of shares held by the Plan at year-end by obtaining quoted prices on nationally recognized securities exchanges.

·                  Shares of common stock, including employer securities, are valued at the closing price reported on the active market on which the individual securities are traded.

·                  Units of participation of the common/collective trust is valued at the NAV provided by the fund’s trustee as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the common/collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020, respectively:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$306,283,105	$—	$—	$306,283,105
Employer common stock	3,137,721	—	—	3,137,721
Self-directed brokerage funds	6,678,868	—	—	6,678,868
Total assets in the fair value hierarchy	$316,099,694	$—	$—	316,099,694
Investments measured at NAV:*
Common/collective trust:				35,451,476
Investments at fair value				$351,551,170

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$277,900,801	$—	$—	$277,900,801
Employer common stock	4,075,519	—	—	4,075,519
Self-directed brokerage funds	5,276,574	—	—	5,276,574
Total assets in the fair value hierarchy	$287,252,894	$—	$—	287,252,894
Investments measured at NAV:*
Common/collective trust:				37,206,689
Investments at fair value				$324,459,583

*In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. In addition, in accordance with the adoption of Accounting Standards Update ("ASU") 2016-12, Disclosures for Investments in Certain Entities that Calculate Net Assets Value per Share (or its Equivalent), if an investment is measured using the NAV per share (or its equivalent) as the practical expedient in ASC 820 and that investment is in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the years ended December 31, 2021 and 2020.

NOTE 4 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held by the Plan are shares of mutual funds and units of a common/collective trust fund managed by the Trustee. In addition, fees paid by the Plan to the Trustee and affiliates of the Trustee for the administration of the Plan are reflected in the statement of changes in benefits for the year ended December 31, 2021. As such, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2021 and 2020, the Plan held 67,116 shares and 72,934 shares, respectively, of the Company’s common stock (the sponsoring employer), with a cost basis of $2,608,838 and $2,774,858, respectively.  During the year ended December 31, 2021, the Plan recorded dividend income from the Company of $132,324.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 8, 2014, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC.  However, the Plan has been amended since receiving the determination letter.  The Company and Plan management believe that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NEENAH 401(k) RETIREMENT PLAN
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
EIN: 20-1308307, Plan Number:  002
As of December 31, 2021

(b)	(c)	(e)
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate
	of Interest, Collateral, and Par or Maturity Value	Current Value

Vanguard Growth Index Fund Investor Shares	Registered Investment Company	$27,081,548
Vanguard Institutional Index Fund	Registered Investment Company	39,491,454
Vanguard Inst Target Retirement 2015 Fund	Registered Investment Company	6,064,785
Vanguard Inst Target Retirement 2020 Fund	Registered Investment Company	16,242,043
Vanguard Inst Target Retirement 2025 Fund	Registered Investment Company	30,566,897
Vanguard Inst Target Retirement 2030 Fund	Registered Investment Company	22,010,184
Vanguard Inst Target Retirement 2035 Fund	Registered Investment Company	25,751,553
Vanguard Inst Target Retirement 2040 Fund	Registered Investment Company	12,421,113
Vanguard Inst Target Retirement 2045 Fund	Registered Investment Company	10,843,302
Vanguard Inst Target Retirement 2050 Fund	Registered Investment Company	9,492,711
Vanguard Inst Target Retirement 2055 Fund	Registered Investment Company	9,414,806
Vanguard Inst Target Retirement 2060 Fund	Registered Investment Company	3,622,048
Vanguard Inst Target Retirement 2065 Fund	Registered Investment Company	534,740
Vanguard Target Retirement Income Fund	Registered Investment Company	3,390,060
Vanguard LifeStrategy Conservative Growth	Registered Investment Company	3,078,097
Vanguard LifeStrategy Growth Fund	Registered Investment Company	12,312,884
Vanguard LifeStrategy Moderate Growth	Registered Investment Company	6,053,090
Vanguard Mid-Cap Index Fund Ins	Registered Investment Company	13,679,954
Vanguard Prime Money Market	Registered Investment Company	59,847
Vanguard Small-Cap Index Fund Ins	Registered Investment Company	16,208,618
Vanguard Total Bond Index Inst	Registered Investment Company	15,121,640
Vanguard Total International Stock Institutional Shares	Registered Investment Company	12,299,408
Value Index Fund Inst	Registered Investment Company	10,542,323
VGI Brokerage Option	Vanguard Brokerage Option	6,678,868
Vanguard Retirement Savings Trust V	Common/Collective Trust	35,451,476
Neenah, Inc. Stock Fund	Company Stock Fund	3,137,721
Loan Fund	Notes receivable from participants (with interest rates from 3.25% to 9.25% and with maturities through July 2029)	1,767,676
Total investments (held at end of year)		$353,318,846

Note: All investments are considered party-in-interest. Cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH 401(k) RETIREMENT PLAN

	By:	/s/ Nikki Goodstein
Nikki Goodstein
Chairperson, Neenah, Inc. Plan Administrative Committee

Date:
June 17, 2022